UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEW RITE AID, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number)

Michael Lees JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179 (212) 270-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON JPMorgan Chase & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,144 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,144 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,144 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.21% (2)
14	TYPE OF REPORTING PERSON HC, CO

(1)	See response to Item 5(a, b) herein.

(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

*       The Reporting Persons (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Persons expressly disclaims membership in a group with any other person.

CUSIP No. N/A	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON J.P. Morgan Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,836 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,836 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,836 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.74% (2)
14	TYPE OF REPORTING PERSON IA, CO

(1)	See response to Item 5(a, b) herein.

(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	SCHEDULE 13D	Page 4 of 11

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited liability company interests (the “Class A Units”), of New Rite Aid, LLC (as successor to Rite Aid Corporation), a Delaware limited liability company. References to the “Issuer” contained herein refer to Rite Aid Corporation prior the Effective Date (as defined herein) and New Rite Aid, LLC as of and following the Effective Date. The principal executive office of the Issuer is located at 1200 Intrepid Avenue, 2nd Floor, Philadelphia, Pennsylvania 19112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	JPMorgan Chase & Co. (“JPMorgan”)

ii.	J.P. Morgan Investment Management Inc. (“JPMIM”)

The address of the principal business office of JPMorgan is:

383 Madison Avenue

New York, New York 10179

The address of the principal business office of JPMIM is:

383 Madison Avenue

New York, New York 10179

JPMorgan and JPMIM are corporations organized under the laws of the State of Delaware.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto (collectively, the “Related Persons”).

JPMorgan and its subsidiaries provide diversified global financial services and products. JPMIM primarily provides investment advisory services to U.S. and non-U.S institutional and retail clients. JPMIM is the investment manager of certain funds and other clients who are direct holders of the Class A units.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP No. N/A	SCHEDULE 13D	Page 5 of 11

Item 4. Purpose of Transaction.

The Class A Units reported in this Schedule 13D were acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates. Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to certain funds and accounts managed by JPMIM or its affiliates pursuant to the Plan in exchange for certain claims.

Board of Directors of the Issuer

In connection with the Plan and pursuant to the Amended and Restated Limited Liability Company of the Issuer, dated as of the Effective Date (the “LLC Agreement”), the Reporting Persons have appointed Andrew Guest to serve as a member of the Board of Directors of the Issuer, effective immediately.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is filed hereto as Exhibit 1 and is incorporated by reference herein.

The Class A Units reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase value, Issuer operations, governance and control and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the their investment in the Issuer.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any Class A Units beneficially owned by any other person and any other equityholder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

CUSIP No. N/A	SCHEDULE 13D	Page 6 of 11

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Class A Units during the past 60 days.

(d) Except for the clients of the JPMIM and its affiliates which are the direct holders of the Class A Units, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Units that may be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Registration Rights Agreement

On the Effective Date, the Issuer, certain of the Reporting Persons and certain other beneficial and record holders of the Class A Units entered into (or were deemed to have entered into) a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such holders with respect to the Class A Units, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 2 and is incorporated by reference herein.

Other

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC, dated as of August 30, 2024

Exhibit 2 – Registration Rights Agreement, dated as of August 30, 2024

Exhibit 3 – Joint Filing Agreement of the Reporting Persons

CUSIP No. N/A	SCHEDULE 13D	Page 7 of 11

SCHEDULE A-1

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. The business address of each of the directors and executive officers is c/o JPMorgan Chase & Co., 383 Madison Avenue, New York, NY, 10179.

Name	JPMorgan Chase & Co. Directors and Executive Officers Present Principal Occupation or Employment	Citizenship

Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and Chairman, President and Chief Executive Officer of GEICO and Investment Officer at Berkshire Hathaway Inc.	United States

Alicia Boler Davis	Director of JPMorgan Chase & Co. and Chief Executive Officer of Alto Pharmacy, LLC	United States

James Dimon	Director of JPMorgan Chase & Co. and Chairman of the Board and Chief Executive Officer	United States

Alex Gorsky	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Johnson & Johnson	United States

Mellody Hobson	Director of JPMorgan Chase & Co. and Co-Chief Executive Officer and President of Ariel Investments, LLC	United States

Phebe N. Novakovic	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics Corporation	United States

Virginia M. Rometty	Director of JPMorgan Chase & Co. and Retired Executive Chairman, President and Chief Executive Officer of IBM	United States

Mark A. Weinberger	Director of JPMorgan Chase & Co. and Retired Global Chairman and Chief Executive Officer of Ernst & Young LLP	United States

CUSIP No. N/A	SCHEDULE 13D	Page 8 of 11

Name	JPMorgan Chase & Co. Directors and Executive Officers Present Principal Occupation or Employment	Citizenship

Ashley Bacon	Chief Risk Officer	United Kingdom

Jeremy Barnum	Chief Financial Officer	United States

Lori A. Beer	Chief Information Officer	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Chief Executive Officer of Consumer & Community Banking	United States

Robin Leopold	Head of Human Resources	United States

Jennifer A. Piepszak	Co-Chief Executive Officer of Commercial & Investment Bank	United States

Daniel E. Pinto	President & Chief Operating Officer	Argentina

Troy L. Rohrbaugh	Co-Chief Executive Officer of Commercial & Investment Bank	United States

CUSIP No. N/A	SCHEDULE 13D	Page 9 of 11

SCHEDULE A-2

Set forth below is the name and present principal occupation or employment of each director and officer of J.P. Morgan Investment Management Inc. The business address of each of the directors and executive officers c/o J.P. Morgan Investment Management Inc., 277 Park Avenue, New York, NY, 10172, except for as follows: Peter Bonanno and Benjamin Hesse are located at 383 Madison Avenue, New York, NY, 10179; and Katherine Manghillis is located at 1111 Polaris Parkway, Columbus, OH 43240.

Name	J.P. Morgan Investment Management Inc. Directors and Executive Officers Present Principal Occupation or Employment	Citizenship

George C.W. Gatch	Director of J.P. Morgan Investment Management Inc. and Chairman	United States

Paul A. Quinsee	Director of J.P. Morgan Investment Management Inc. and Head of Global Equities	United Kingdom

Andrew R. Powell	Director of J.P. Morgan Investment Management Inc. and AM CAO, Head of Global Client Service	United States

John T. Donohue	Director of J.P. Morgan Investment Management Inc. and President, CEO, Head of Global Liquidity	United States

Joy C. Dowd	Director of J.P. Morgan Investment Management Inc.	United States

Robert C. Michele	Director of J.P. Morgan Investment Management Inc. and Head of Global Fixed Income, Currency & Commodities	United States

Anton C. Pil	Director of J.P. Morgan Investment Management Inc. and Head of Global Alternative Solutions	Belgium

Jedediah I. Laskowitz,	Head of Global Asset Management Solutions	United States

John L. Oliva	Chief Compliance Officer	United States

Andrea L. Lisher	Director of J.P. Morgan Investment Management Inc. and Head of Americas, Client	United States

Peter V. Bonanno	General Counsel	United States

Katherine G. Manghillis	Secretary	United States

Benjamin A. Hesse	Director of J.P. Morgan Investment Management Inc. and Chief Financial Officer, Treasurer	United States

CUSIP No. N/A	SCHEDULE 13D	Page 10 of 11

SCHEDULE B

On September 29, 2020, JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”) announced that it had entered into agreements with the U.S. Department of Justice (“DOJ”), the U.S. Commodity Futures Trading Commission (“CFTC”) and the U.S. Securities & Exchange Commission (“SEC”) to resolve investigations into historical trading practices by former employees in the precious metals and U.S. treasuries markets, and related conduct between 2008 and 2016. In connection with the agreements, the Firm paid a total of approximately $920 million and entered into a deferred prosecution agreement (“DPA”) with the DOJ. The DPA fully resolved investigations into these matters by the DOJ, CFTC and SEC with respect to the Firm and its subsidiaries JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC. The full compliance by the Firm and its subsidiaries with their respective obligations under the DPA led to both the September 2023 expiration of the DPA and the March 2024 dismissal with prejudice of the DOJ’s previously-filed criminal information regarding the conduct at issue in the DPA. The agreements entered into with the DOJ, SEC and CFTC can be viewed on their respective websites at www.justice.gov, www.sec.gov and www.cftc.gov.

In addition to the above matters, the Firm and its subsidiaries are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Firm believes it has asserted meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings, intends to defend itself vigorously in all such matters and does not believe that any pending legal proceeding would have a material effect on the Firm’s’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.

CUSIP No. N/A	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2024

JPMORGAN CHASE & CO.

By:	/s/ Michael Lees
	Name:	Michael Lees
	Title:	Executive Director

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Michael Lees
	Name:	Michael Lees
	Title:	Executive Director